# RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

19 January 2007

07020545

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

**BY FAX/COURIER**

Dear Sirs

SUPPL

**RESORTS WORLD BHD.**
**EXEMPTION NO. 82-3229**

We enclose a copy of the announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company dated 15 January 2007, in respect of the Proposed Share Split and Proposed Amendments to the Memorandum and Articles of Association for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
JAN 26 2007
THOMSON FINANCIAL

RECEIVED
2007 JAN 24 A 11:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours sincerely
**RESORTS WORLD BHD.**

**TAN WOOI MENG**
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 1/25

Form Version 2.0
**General Announcement**
Submitted by MB_CIMB3 on 15/01/2007 06:48:45 PM
Reference No MM-070115-66088

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD) |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | RESORTS WORLD BHD |
| * Stock name | : | RESORTS WORLD |
| * Stock code | : | 4715 |
| * Contact person | : | CHAN WAN HONG |
| * Designation | : | MANAGER |

* Type : ● Announcement ○ Reply to query

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

- PROPOSED SHARE SPLIT; AND

- PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

* <u>Contents :-</u>

**1. INTRODUCTION**

On behalf of Resorts World's Board of Directors ("**Board**"), CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) ("**CIMB**") wishes to announce that Resorts World proposes to implement the following:

(i) a share split involving the subdivision of each of the existing ordinary shares of RM0.50 each in Resorts World ("**Resorts World Shares**") into 5 ordinary shares of RM0.10 each in Resorts World ("**Split Shares**") ("**Proposed Share Split**"); and

(ii) amendment to certain provisions of Resorts World's Memorandum and Articles of Association to facilitate the Proposed Share Split ("**Proposed M&A Amendments**")

(collectively, the "**Proposals**").

**2. DETAILS OF THE PROPOSED SHARE SPLIT**

2.1 Resorts World proposes to implement a share split involving the subdivision of each of the Resorts World Shares, held by Resorts World's shareholders whose names appear in Resorts World's Register of Members at the close of business on a date to be determined later by the Board, into 5 Split Shares.

2.2 As at 31 December 2006, the issued and paid-up share capital of Resorts World is RM547.3 million comprising 1,094.6 million Resorts World Shares. Upon completion of the Proposed Share Split, the issued and paid-up share capital of Resorts World would be RM547.3 million comprising 5,472.9 million Split Shares.

2.3 The Split Shares shall, upon allotment and issue, rank equal in all respects with each other.

## 3. RATIONALE FOR THE PROPOSED SHARE SPLIT

While the Proposed Share Split will not have any direct impact on Resorts World's market capitalisation, it will reduce the market price of Resorts World Shares immediately to one-fifth of the market price before the Proposed Share Split, hence allowing investors to trade each Resorts World Share at a lower price. The Proposed Share Split will enable Resorts World's shareholders to have a larger number of ordinary shares in Resorts World while maintaining their percentage of equity interest in Resorts World.

## 4. EFFECTS OF THE PROPOSED SHARE SPLIT

The proforma effects of the Proposed Share Split on Resorts World's issued and paid-up share capital, shares to be issued upon full conversion of existing convertible notes in Resorts World, shares to be issued under the Executive Share Option Scheme for eligible executives of Resorts World and its subsidiaries ("**ESOS**"), net assets per share and earnings per share are set out in **Table 1**.

## 5. CONDITIONALITY

The Proposed Share Split and Proposed M&A Amendments are inter-conditional.

## 6. APPROVALS REQUIRED

The Proposals are subject to and conditional upon approvals being obtained from the following:

(i) the Securities Commission ("**SC**"), for the Proposed Share Split;

(ii) Bursa Malaysia Securities Berhad ("**Bursa Securities**"), for the following:

  (a) the Proposed Share Split; and

  (b) the listing of and quotation for the new Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities; and

(iii) shareholders of Resorts World, for the Proposals at an extraordinary general meeting to be convened.

Resorts World expects to submit the applications to the SC and Bursa Securities in relation to the Proposed Share Split within a month from the date of this announcement.

## 7. ADVISER

Resorts World has appointed CIMB as the Adviser for the Proposals.

This announcement is dated 15 January 2007.

**Tables Section - This section is to be used to create and insert tables. Please make the approprlate reference to the table(s) in the Contents of the Announcement:**

Table 1 - RW.pdf

**Table 1 – Proforma effects of the Proposed Share Split**

**(a) Issued and paid-up share capital**

The effects of the Proposed Share Split on Resorts World's issued and paid-up share capital are as follows:

| | Par value RM | No. of ordinary shares million |
|---|---|---|
| Issued and paid-up share capital as at 31 December 2006 | 0.50 | 1,094.6 |
| *Issued and paid-up share capital after the Proposed Share Split* | 0.10 | 5,472.9 |

**(b) Shares to be issued assuming full conversion of existing convertible notes**

The proforma effects of the Proposed Share Split on the shares to be issued by Resorts World assuming full conversion of the existing convertible notes in Resorts World are as follows:

| | Par value RM | No. of ordinary shares million |
|---|---|---|
| To be issued assuming full conversion of outstanding convertible notes as at 31 December 2006 | 0.50 | 86.3 |
| *To be issued assuming full conversion of outstanding convertible notes as at 31 December 2006 after the Proposed Share Split* | 0.10 | 431.4 |

**(c) Shares to be issued under Resorts World's ESOS**

The proforma effects of the Proposed Share Split on the shares to be issued by Resorts World assuming full exercise of the existing share options under Resorts World's ESOS are as follows:

| | Par value RM | No. of ordinary shares million |
|---|---|---|
| To be issued assuming full exercise of outstanding share options as at 31 December 2006 | 0.50 | 11.9 |
| To be issued assuming full exercise of outstanding share options as at 31 December 2006 after the Proposed Share Split | 0.10 | 59.5 |

(d) *Net assets per share*

The proforma effects of the Proposed Share Split on Resorts World's net assets per share based on the audited consolidated accounts of Resorts World as at 31 December 2005 are as follows:

| | Audited as at 31.12.2005 RM million | After the Proposed Share Split RM million |
|---|---|---|
| Share capital | 545.9 | 545.9 |
| Share premium | 33.7 | 33.7 |
| Reserves | 25.0 | 25.0 |
| Unappropriated profit | 4,970.8 | 4,970.7[*2] |
| Net assets | 5,575.4 | 5,575.3 |
| No. of ordinary shares in issue (million) | 1,091.8[*1] | 5,459.0 |
| Net assets per ordinary share (RM) | 5.11 | 1.02 |

*Notes:*

*1 The changes in the number of ordinary shares in issue from 31 December 2005 to 31 December 2006 can be summarised as follows:

| | No. of Resorts World Shares million |
|---|---|
| As at 31 December 2005 | 1,091.8 |
| Exercise of share options under Resorts World's ESOS during 2006 | 2.8 |
| As at 31 December 2006 | 1,094.6 |

*2 *After estimated incidental expenses for the Proposals.*

(e) Earnings per share

The Proposed Share Split will not have any material effect on Resorts World's consolidated earnings. Nevertheless, Resorts World's future consolidated earnings per share will correspondingly be reduced due to the increase in the number of ordinary shares in Resorts World arising from the subdivision of shares after the implementation of the Proposed Share Split.